

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 22, 2008

<u>Via Fax & U.S. Mail</u>

Ms. Colleen A. Zuhl
Chief Financial Officer
Coachmen Industries, Inc.
423 North Main Street
Middlebury, Indiana 46540

> **Re:** **Coachmen Industries, Inc.**
> **Form 10-K or the year ended December 31, 2007**
> **File No. 001-07160**

Dear Ms. Zuhl:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2007

Financial Statements

Note 1. Nature of Operations and Accounting Policies, page 43

1. Refer to your disclosure of volume based sales, dealer incentives, rebates and other
    similar programs. You have disclosed the related year-end liabilities on page 52.
    However, the relative significance of these programs to your gross profit margin, in
    dollar and percentage terms, does not appear to be determinable from the information
    provided. Please provide us with a schedule of activity for these programs, in the
    aggregate, in a format comparable to the schedules provided on page 70 for your
    valuation and qualifying accounts. This schedule should be provided for fiscal 2006,
    2007 and for the first quarter of fiscal 2008. If any of these programs are individually
    significant relative to profit margin for the company as a whole or for a particular
    segment, please also provide a separate schedule of the activity in that program. We
    particularly note your references to aggressive discounts in the housing group on page
    21 and to your plans to launch new incentive programs to help dealers in the
    recreational vehicles group "reduce aged inventory" as discussed in your Form 8-K
    for April 29, 2008. Our concern is that additional disclosures may be appropriate.

Form 10-Q for the Quarter Ended March 31, 2008

Adoption of New Accounting Standards, page 6

2. As SFAS 157 has been adopted during the quarter and no related disclosures have
    previously been provided in your annual financial statements, we would expect the
    disclosures in your Form 10-Q to be full and complete. It appears that your
    disclosures do not fully comply with the requirements set forth in paragraphs 33
    through 35 of the Statement and paragraphs A33 through A36 of Appendix A thereto.
    Please provide a more robust set of disclosures in your next Form 10-Q.
    Alternatively, please explain why you believe no additional disclosures are required.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 14
3. In future filings, please disclose all assumptions made in the valuation of awards in
    the stock awards column of the table by reference to a discussion of those
    assumptions in your financial statements, footnotes to the financial statements, or
    discussion in Management's Discussion and Analysis. Refer to Instruction 1 to Item
    402(c)(2)(v) and (vi) of Regulation S-K. Similarly revise your Director

Compensation table in regards to the stock awards column. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at 202-551-3642 or Amanda McManus at 202-551-3412 if you have questions regarding comments on legal matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief